Evo Acquisition Corp.

10 Stateline Road

Crystal Bay, Nevada 89402

VIA EDGAR

February 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Evo Acquisition Corp.
Registration Statement on Form S-1
Filed January 20, 2021
File No. 333-252248

Dear Ms. Haywood:

Evo Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 1, 2021, regarding the Registration Statement on Form S-1 submitted to the Commission on January 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form S-1 filed January 20, 2021

Exhibit 23, page II-7

1.	Please revise your registration statement to include a currently dated consent from your independent registered public accounting firm as provided by Item 601(b)(23)(i) of Regulation S-K.

Response: We today filed an amendment to the registration statement which included additional exhibits, including an updated consent from the registered accounting firm.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 2, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard Chisholm
Name:	Richard Chisholm
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP